Filed by Baytex Energy Corp.
(Commission File No. 1-32754)
pursuant to Rule 425 of the Securities Act of 1933
Subject Companies: Ranger Oil Corporation
(Commission File No. 1-13283)

BAYTEX ENERGY CORP. ANNOUNCES FILING OF THE MANAGEMENT INFORMATION CIRCULAR FOR 2023 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

CALGARY, ALBERTA (April 10, 2023) - Baytex Energy Corp. ("Baytex", the “Company” or “we”) (TSX, NYSE: BTE) today announced that it has filed the information circular and proxy statement ("Information Circular"), along with the related meeting and proxy materials (together with the management Information Circular, "Meeting Materials") for the Company’s Annual and Special Meeting of Shareholders scheduled to be held virtually only at https://web.lumiagm.com/#/287416586 on Monday, May 15, 2023 at 3:00 p.m. MST (the "Meeting"). The Meeting Materials will be mailed to Baytex’s shareholders shortly following the release of this communication. Shareholders of record as of the close of business on April 3, 2023, are entitled to receive notice of and vote at the Meeting.

At the Meeting, in addition to the annual routine business to be conducted, Baytex is seeking approval (the "Merger Resolution") from its shareholders to issue common shares of Baytex ("Baytex Shares") in connection with the previously announced merger (the "Merger") with Ranger Oil Corporation ("Ranger").

With this transaction, Baytex is building a quality, scaled North American oil-weighted exploration and production company with a portfolio across the Western Canadian Sedimentary Basin and the Eagle Ford.

The closing of the Merger is subject to the satisfaction of customary closing conditions, including, among other things, the approval by Baytex's shareholders of the Merger Resolution, approval by the holders of Ranger's common stock of the terms of the Agreement and Plan of Merger, dated as of February 27, 2023, by and between Ranger and Baytex, the expiration of the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, Baytex's Registration Statement on Form F-4 (filed on April 7, 2023 with the U.S. Securities and Exchange Commission) becoming effective under the U.S. Securities Act of 1933, as amended, and the Baytex Shares issued pursuant to the Merger being approved for listing on the New York Stock Exchange, subject to official notice of issuance, and the Toronto Stock Exchange, subject to customary listing conditions. If the requisite shareholder and regulatory approvals are obtained and if all other conditions to the Merger become effective or are satisfied or waived, it is expected that the Merger will be completed in the second quarter of 2023.

The Board of Directors of Baytex has unanimously approved the Merger and recommend that shareholders vote FOR the Merger Resolution and the other matters to be considered at the Meeting.

Copies of the Meeting Materials are available on Baytex's profile on SEDAR at www.sedar.com and on Baytex’s profile on EDGAR at www.sec.gov. Baytex shareholders are urged to carefully review and consider the Meeting Materials, which contain important information concerning the Merger and the routine annual business to be conducted at the Meeting.

All shareholders are encouraged to vote in person (virtually) or by proxy. Details on how to vote and participate in the Meeting are available in the Meeting Materials.

Baytex shareholders who have questions about the matters to be considered at the Meeting may contact Baytex's strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by phone or text at 1-866-851-2743 toll free in North America or 1-416-867-2272 outside of North America (collect calls accepted), or by email at contactus@kingsdaleadvisors.com. To keep current with and obtain information about voting your Baytex Shares, please visit www.BaytexASM.com.

Baytex Energy Corp.
Press Release – April 10, 2023	Page 2

Baytex Energy Corp.

Baytex Energy Corp. is an energy company based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 84% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex’s common shares trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521

Email: investor@baytexenergy.com

Forward - Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "believe", "continue", ""estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date hereof and are expressly qualified by this cautionary statement.

Forward-looking statements in this press release include, but are not limited to, statements relating to: (i) benefits to Baytex of the transaction, (ii) the Merger and its expected terms, timing and closing, including receipt of required approvals and satisfaction of other customary closing conditions; (iii) the Meeting and the expected timing and conduct of such Meeting; and (iv) the expected mailing of Meeting Materials to shareholders. Although Baytex believes the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Baytex can give no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to: the ability to obtain stockholder, shareholder, and regulatory approvals of the Merger; the ability to complete the Merger on the anticipated terms and timetable; the risk that the mailing and delivery of Meeting Materials may be delayed; the possibility that various closing conditions for the Merger may not be satisfied or waived; the risk that the Merger will not be completed as expected; the risk the Meeting may be adjourned, postponed or cancelled; and the other risks related to the Merger set forth under the heading "Risk Factors" in the Information Circular. There may be additional risks that Baytex presently does not know, or that Baytex currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of the assumptions below prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. These forward-looking statements are based on certain key assumptions regarding, among other things: the consummation and success of the Merger; the timing of receipt of regulatory and shareholder and stockholder approvals; timing of mailing of Meeting Materials to shareholders; the ability of the combined business to realize the anticipated benefits of the transaction; that the Meeting will be conducted as planned; the ability of Baytex and Ranger to satisfy all conditions to closing of the Merger; and completion of the Merger on the timing anticipated. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes. There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

No Offer or Solicitation

This communication relates to the proposed Merger. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Merger or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Baytex Energy Corp.
Press Release – April 10, 2023	Page 3

Important Additional Information and Where to Find It

In connection with the proposed Transaction, Baytex filed a registration statement on Form F-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) on April 7, 2023 to register the Baytex securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Baytex and Ranger also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Baytex or Ranger may file with the SEC in connection with the Transaction. U.S. INVESTORS AND U.S. HOLDERS OF BAYTEX AND RANGER SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BAYTEX, RANGER AND THE PROPOSED TRANSACTION. Shareholders can obtain free copies of the Registration Statement, prospectus and other documents containing important information about Baytex and Ranger once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Baytex and Ranger without charge.

IMPORTANT INFORMATION FOR SHAREHOLDERS

Important Information for Shareholders and Where to Find It

No Offer or Solicitation

This communication relates to the proposed acquisition by Baytex Energy Corp. (“Baytex”) of certain assets from Ranger Oil Corporation (“Ranger”) (the “Transaction”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important Additional Information and Where to Find It

In connection with the proposed Transaction, Baytex filed a registration statement on Form F-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) on April 7, 2023 to register the Baytex securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Baytex and Ranger also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Baytex or Ranger may file with the SEC in connection with the Transaction. U.S. INVESTORS AND U.S. HOLDERS OF BAYTEX AND RANGER SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BAYTEX, RANGER AND THE PROPOSED TRANSACTION. Shareholders can obtain free copies of the Registration Statement, prospectus and other documents containing important information about Baytex and Ranger once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Baytex and Ranger without charge.

Participants in the Solicitation

Baytex, Ranger and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the Baytex’s shareholders and the solicitation of proxies from Ranger’s shareholders, in each case with respect to the Transaction. Information about Baytex’s directors and executive officers is available in the Annual Information Form published February 23, 2023 and in the proxy statement/prospectus. Information about the Ranger’s directors and executive officers is available in its definitive proxy statement for its 2022 annual meeting filed with the SEC on April 1, 2022, and in the proxy statement/prospectus. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Transaction when they become available. Shareholders, potential investors and other readers should read the proxy statement/prospectus carefully before making any voting or investment decisions.